NEWS RELEASE	ELD No. 11-14
TSX: ELD NYSE:EGO ASX: EAU	August 19, 2011

Eldorado Gold Announces Results of the Kisladag Expansion Study

Higher Production Continued Low Costs

(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”)  is pleased to provide  results from a study carried out by Eldorado and its consultants to examine the potential for expansion of the 100% owned Kisladag mine operation located in western Turkey.  Since operations began at Kisladag in 2006, continued exploration of the deposit has resulted in a doubling of the proven and probable reserve ounces to 10.2 million ounces as of January 1, 2011.   The objective of the study was to determine and detail a production expansion appropriate to this expanded reserve in a manner which enhances the financial performance of this asset.

Methodology

The approach taken in this study has incorporated the latest reserve estimate reported for Kisladag as of December 31st 2010.  The current method of ore treatment through the heap leach operation has been maintained, although consideration was given to partial treatment of ore through a conventional grinding and leaching circuit.  This option has not been pursued as the differential in gold recovery between process methods does not support the additional capital and operating expense.  A range of production values have been considered and for each incremental increase in production over the current 12.5 million tonnes per year, a mine plan and process design criteria and flowsheets were developed.  This data has formed the basis for estimation of both capital and operating costs used in the comparison of each scenario.   To allow preferential treatment of ore based on variable cut off grades and economics, provision has been made to treat low grade run of mine (“ROM”) ore directly on a dedicated ROM leach pad without further sizing.  This approach will provide flexibility for the operation to maximize ore production through the process plant while taking advantage of variable annual production from low grade reserves to achieve maximum gold recovery.

Expansion of the crushing and screening plant will require the installation of a parallel process circuit to handle an additional 12.5 million ore tonnes per year, which will include three stages of crushing and screening.  Scalping of fines from the ore will be incorporated in the new circuit using a similar design to the recent changes incorporated in the Phase III expansion of the existing circuit.  A stand alone overland conveying and stacking system will be installed to transport ore to an expanded leach pad.  Additional capacity for solution processing and gold recovery will require construction of a new ADR plant and corresponding process ponds.  Low grade ROM ore will be trucked directly from the mine to a dedicated leach pad.   Metallurgical recoveries of 66% for crushed ore and 40% for ROM ore have been used and reflect operating results and metallurgical test work to date.

The current truck and shovel fleet will continue to be utilized through the fleets expected operating life.  In addition, a fleet of larger trucks and loading equipment will be introduced during the expansion phase.    This larger equipment will be equipped for electric operation to reduce operating costs.   Quotations have been received from various suppliers of selected equipment to establish the overall capital cost of the mine fleet.  This has included costing of support equipment and installation of a trolley assist distribution system for truck haulage.

Based on the expanded resource at Kisladag the operation will see a significant increase in the size of the open pit and corresponding infrastructure for the mine including heap leach pads and waste rock dump over the next few years.   Infrastructure included in the investment capital estimate does not include the sustaining costs associated with enlargement of the mine and has been restricted to areas directly affected by the ramp up in production.   These costs relate predominantly to the increased supply of power to the site, distribution of power to the mine and plant as well as normal site services such as pipelines and roads.

The overall production rate for crushing, screening and stacking has been optimized at 25MT per year.  ROM ore treatment will average approximately 8MT per year with a peak of 13.6MT per year.  Total annual material movement will peak at 100MT and will average approximately 65MT throughout the 2012 - 2026 period.  Life of mine strip ratio is estimated to be 1.4:1.

Results

The study is based on expanding production by Q3 2014 with an estimated 6,218,000 ounces recovered in the period 2012 - 2026. A total initial capital investment of $354 million is required to achieve the increased throughput.  This total is comprised of new mining equipment, crushing, screening and an ADR plant, expanded infrastructure costs, and includes a contingency of approximately $35 million.  Sustaining capital through the planned mine life is estimated to be $960 million comprised mainly of additional mining equipment, leach pad expansions and capitalized waste mining.

Life of mine cash costs are estimated to be $430-$450/ounce and total cash cost projected to be  approximately $450-$470/ounce.

The table below shows the production breakdown for the period from 2012 – 2016.

	2012	2013	2014	2015	2016
Tonnes ore (millions)	12.5	12.5	23.8	33.5	34.9
Recovered ounces	280,000	280,000	425,000	555,000	575,000
Cash costs ($/oz)	335 – 355	400 – 420	330 – 350	365 – 385	375 - 395
Total Cash Cost ($/oz)	355 – 375	420 – 440	350 – 370	385 – 405	395 – 415

Unit costs for mining and processing were derived using operating experience and the following assumptions:

Fuel

-

$75/barrel

Cyanide

-

$2350/tonne

Electrical energy

-

0.105/KWH

TL/USD Exchange

-

1.65

Schedule

On the basis of the work carried out to date the Company estimates completion of the Kisladag Phase IV expansion project in Q3 2014.  This will include the time required for permitting of the expansion phase, delivery of long lead equipment and preparation of the mine plan and infrastructure to support the increased mine throughput.  This expansion will require the approval of a supplementary Environmental Impact Assessment (“EIA”) report detailing the expanded facility.  The Company intends to complete and submit this report Q1 2012 and anticipates approval Q3 2012.  The internal study of the expansion project will be completed in Q3 2011, leading to a construction decision and placement of orders for long lead equipment prior to year end.

“This study supports and validates the Company’s intention to further expand our Kisladag mine. Kisladag, with an average expanded production rate of approximately 475,000 ounces annually, will contribute significantly to the continued growth of Eldorado’s high quality production base,” commented Paul N. Wright, President & Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece and Brazil. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

JORC Competent Person Statement

The information in this news release that relates to Kisladag Mineral Resources or Ore Reserves is based on information compiled by Stephen Juras, PhD., P.Geo. and Richard Miller, P.Eng  who are  Members of the Association of Professional Engineers and Geoscientists of BC.   Stephen Juras and Richard Miller are  full time employee of Eldorado Gold Corporation,

Stephen Juras and Richard Miller have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which  is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Stephen Juras and Richard Miller are the Qualified Person as defined in the Canadian National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Stephen Juras and Richard Miller consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to  the Kisladag Expansion Study.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy E.  Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

            1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                                   Website: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com

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